Exhibit 12

PHH CORPORATION AND SUBSIDIARIES
COMPUTATION OF RATIO OF EARNINGS TO FIXED CHARGES
($ in millions, except ratios)

	Year Ended December 31,
	2017	2016	2015	2014	2013
Earnings available to cover fixed charges:
(Loss) income from continuing operations before income taxes	$(273)	$(304)	$(213)	$(284)	$140
Adjustments for equity method investments	1	(1)	—	1	(3)
Fixed charges	48	81	97	137	192
Total	$(224)	$(224)	$(116)	$(146)	$329

Fixed charges:
Interest expense(1)	$44	$75	$90	$130	$185
Estimated interest portion of net rental expense(2)	4	6	7	7	7
Total	$48	$81	$97	$137	$192

Ratio of earnings to fixed charges(3)	—	—	—	—	1.71
Coverage deficiencies	$272	$305	$213	$283	$—

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(1)        Consists of interest expense on all indebtedness including amortization of deferred financing costs.

(2)        One-third of rental expense, net of income from subleases is deemed an appropriate representative of the interest rate factor.

(3)        The ratio of earnings to fixed charges was less than 1:1 driven by the following:

(i) for 2017, operating losses related to the exit of our PLS business, unfavorable changes in fair value of our mortgage servicing rights, exit and disposal costs related to our PLS exit and restructuring activities, losses related to the extinguishment of a portion of our unsecured debt, expenses related to our MSR sale transactions, expenses associated with our strategic actions and provisions for legal and regulatory reserves;
(ii) for 2016, unfavorable changes in fair value of our mortgage servicing rights, expenses associated with our strategic review, exit and disposal costs related to the PLS exit, provisions for legal and regulatory reserves and costs to re-engineer our business;
(iii) for 2015 and 2014, unfavorable changes in fair value of our mortgage servicing rights, provisions for legal and regulatory reserves, charges related to early debt retirement and, for 2015 only, costs to re-engineer our business.